UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 25, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment - Vukota Wind River Place GP, LLLP

On July 17, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Vukota Wind River Place GP, LLLP (“Vukota Wind River Place Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $375,000, which was the initial stated value of the Vukota Wind River Place Controlled Subsidiary (the “Vukota Wind River Place Investment”).  The initial proceeds from the Vukota Wind River Place Investment were used by the Vukota Wind River Place Controlled Subsidiary for the acquisition of a stabilized 120-unit apartment complex located at 919-935 N. 19th Street, Colorado Springs, CO 80904 (the “Vukota Wind River Place Property”). Details on this acquisition can be found here.

On September 25, 2020, the Vukota Wind River Place Controlled Subsidiary redeemed the Vukota Wind River Place Controlled Subsidiary Investment in full. Through existing funds and capital raising, the Vukota Wind River Place Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Vukota Wind River Place Controlled Subsidiary Investment. All preferred return payments were paid in full during the investment period, and the investment yielded annualized rate of return of approximately 12.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: September 28, 2020